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FORM 12b-25	SEC FILE NUMBER
001-35249

CUSIP NUMBER
NOTIFICATION OF LATE FILING	163086101

(Check one):	[_] Form 10-K [_] Form 20-F [_] Form 11-K ☒ Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended: March 28, 2014
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Chefs’ Warehouse, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

100 East Ridge Road
Address of Principal Executive Office (Street and Number)

Ridgefield, CT 06877
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Based on information The Chefs’ Warehouse, Inc. (the “Company”) reviewed as part of the procedures for preparing the Quarterly Report on Form 10-Q for the quarter ended March 28, 2014, the Company has determined that the accrual for accounts payable at its Michael’s Finer Meats subsidiary may have been understated at quarter end by approximately $786,000. The Company is in the process of conducting a detailed review of the accounts payable accrual and anticipates that it will file the Quarterly Report on Form 10-Q no later than five calendar days from the date that it was due. The effect of an understatement of the accrual for accounts payable by that amount would result in a reduction to net income by approximately $460,000 and net income per share by approximately $0.02 per share from the results that the Company preliminarily reported on May 1, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John D. Austin	(203)	894-1345
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 1, 2014, the Company announced its preliminary financial results for the 13 weeks ended March 28, 2014. In its quarterly earnings release (“Earnings Release”), which was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2014, the Company reported that it expected net income available to common stockholders of approximately $1.4 million for the quarter ended March 28, 2014, compared to $2.6 million for the comparable quarter in fiscal 2013. As noted in the Earnings Release, the Company’s results of operations for the first quarter of fiscal 2014 were negatively impacted by severe weather in the Northeast and Mid-Atlantic regions and a year-over-year increase in operating expenses and the ratio of the Company’s operating expenses to net sales. Higher levels of interest expense, reflecting increased debt levels, also negatively impacted the Company’s results of operations in the first quarter of fiscal 2014. As described above, subsequent to the Company’s issuance of its Earnings Release, the Company determined that the accrual for accounts payable at its Michael’s Finer Meats subsidiary may have been understated at March 28, 2014 by approximately $786,000. The effect of an understatement of accounts payable by that amount would be to reduce net income available to common stockholders for the first quarter of 2014 to $989,000, or $0.04 per share of common stock, compared to $2.6 million, or $0.13 per share of common stock, in the first quarter of fiscal 2013.

The Chefs’ Warehouse, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 8, 2014	By:	/s/ John D. Austin
		Name:	John D. Austin
		Title:	Chief Financial Officer